Filed Pursuant to Rule 433

Registration No. 333-202354

Autocallable Coupon Bearing Notes Linked to the Common Stock of Lowe’s Companies, Inc.
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Underlying Stock	Common Stock of Lowe’s Companies, Inc. (NYSE symbol: “LOW”)
Term	Approximately one year and one week, if not called
Automatic Call

The notes will be automatically called if the Observation Level of the Underlying Stock on any of the Observation Dates is equal to or greater than the Starting Value.

If the notes are so called, investors will receive the principal amount plus the final interest payment.

Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately six and nine months after the pricing date
Interest Payments	[7.00% – 8.00%] per annum, paid quarterly
Payout Profile at Maturity

•     No participation in any increase in the price of the Underlying Stock, and the Redemption Amount at maturity or the payment upon an automatic call will not exceed the principal amount per unit, plus the final interest payment

•     1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

Threshold Value	100% of the Starting Value of the Underlying Stock
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, accept an early exit from the investment, and are willing to forgo full upside participation in exchange for earning fixed interest payments, and are willing to accept full downside risk

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312515289879/d47998d424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes, and may be less than a comparable investment directly in the Underlying Stock.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•

The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.